Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
www.fulbright.com

hdockery@fulbright.com	Telephone:	(214) 855-8000
Direct Dial: (214) 855-8369	Facsimile:	(214) 855-8200
April 6, 2006
VIA EDGAR TRANSMISSION AND FEDEX
Ms. Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Motient Corporation Schedule 13D filed March 16, 2006 by Highland Capital Management, L.P. Schedule 14A filed March 16, 2006 by Highland Capital Management, L.P. File Number: 000-23044
Dear Ms. Murphy:
     We have the following responses to the comments of the staff of the Securities and Exchange Commission contained in your letter dated March 21, 2006 to Janice V. Sharry, Esq., of Haynes and Boone, LLP with respect to the above-referenced filings of Highland Capital Management, L.P. (“Highland”). The responses to the staff’s comments are based upon information provided to us by or on behalf of Highland.
     Please note that, while Haynes and Boone, LLP has served as Highland’s general outside counsel, our firm has been retained as counsel for Highland in connection with its interest as a stockholder of Motient Corporation (“Motient”).
Schedule 14A
Exhibit 2. Letter to Motient Shareholders by Highland
1.	In your future filings under Rule 14a-12 or otherwise, please be mindful of your obligations under Rule 14a-9. In this regard, support for each statement of belief or opinion must be self-evident, disclosed in your filings or provided to the staff on a supplemental basis. Some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of Rule 14a-9 may include material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or

Ms. Celeste M. Murphy
April 6, 2006

immoral conduct or associations without factual foundation. See Note to Rule 14a-9 under Regulation 14A. Examples of some of the statements in your filing that either should not be made in future filings, or must be supported, include, but are not limited to the following:

•	Motient has been run by. . . a group of hand-picked insiders;

•	these individuals have for years used their web of intertwined relationships to line their pockets at the expense of stockholders of multiple companies;

•	We point you to multiple situations where activities of members of this Singer/Abbruzzese Circle have raised questions;

•	The trail of irregularities, stockholder lawsuits, regulatory inquiries, accusations and suspicions indicate a patter of behavior that we believe is being repeated at Motient. . . .;

•	Following examples of particularly egregious conduct . . . .;

•	Jerry Abbruzzese . . . has “milked” the stockholders by receiving excessive fees and warrants from Motient through non-arm’s length arrangements with his “advisory firm”;

•	Current management continually makes mistakes, demonstrating their inability to take care of Motient’s business;

•	Highland discovered, revealed and openly challenged the continued malfeasance of the existing Board and management;

•	this . . . would have escalated its looting of Motient;

•	long trail of mismanagement that continues . . . .;
RESPONSE:
     Highland believes that its Schedule 14A is consistent with Rule 14a-9 and therefore does not contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading. Supplementally, Highland is providing you with an evidence index describing Highland’s support for most of its statements contained in the Schedule 14A. Highland is aware of its obligations under Rule 14a-9, as well as under other applicable regulations.

Ms. Celeste M. Murphy
April 6, 2006

2.	With regard to your statements of the alleged breach of fiduciary duties by directors to Motient including, but not limited to, the allegation that the directors lacked the independence necessary to properly evaluate various transactions in question, or that the challenged transactions were not a valid exercise of the directors’ business judgment, we note the recent Delaware Court dismissal of the Highland action against various Motient directors and consultants on March 17, 2006. In that regard, we believe that you should refrain from making such allegations or innuendo in your future proxy filings.
RESPONSE:
     As reflected in Highland’s response to Comment No. 1, (i) Highland believes that its Schedule 14A is consistent with Rule 14a-9 and (ii) supplementally, Highland is providing you with an evidence index describing Highland’s support for its statements contained in the Schedule 14A, including Highland’s statements of the alleged disregard of fiduciary duties by directors of Motient. The Delaware Chancery Court dismissed the lawsuit to which you refer based only on the pleadings and did not rule on the merits of Highland’s case, as was implied by Motient’s March 20 press release filed as an exhibit to Motient’s Schedule 14A on the same date. Highland continues to be concerned about certain actions taken by Motient’s board of directors, but understands, in compliance with its response to item 1 in this letter, that it will not make any such statements if there is no factual support for them.
Closing Comment
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the filing persons’ disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Celeste M. Murphy
April 6, 2006

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.
RESPONSE:
     We enclose a written statement from Highland containing the acknowledgements specified in the staff’s Closing Comment.
     Please do not hesitate to contact the undersigned at (214) 855-8369 or Kevin Ciavarra, General Counsel of Highland, at 972-628-4178 if you have any questions or comments.

Sincerely yours,
/s/ Harva R. Dockery
Harva R. Dockery

HRD/cw

Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
April 6, 2006
VIA EDGAR TRANSMISSION AND FEDEX
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Motient Corporation Schedule 13D filed March 16, 2006 by Highland Capital Management, L.P. Schedule 14A filed March 16, 2006 by Highland Capital Management, L.P. File Number: 000-23044
Ladies and Gentlemen:
     In connection with the filing by Highland Capital Management, L.P. (the “Company”) of a response to comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in a letter dated March 21, 2006, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you require additional information, please call the undersigned at (972) 628-4100. Thank you.

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner
	By:	/s/ James D. Dondero
James D. Dondero, President

EVIDENCE INDEX AND SUPPORT FOR CERTAIN STATEMENTS MADE BY
HIGHLAND CAPITAL MANAGEMENT, L.P.
Provided Supplementally to the Securities and Exchange Commission on April 6, 2006 to the
Letter from Fulbright & Jaworski L.L.P. dated April 6, 2006
     Please see below support for each statement made in the “Letter to Motient Shareholders” which was attached as Exhibit 2 to the Schedule 14A and Exhibit 99.13 to the Schedule 13D, each filed by Highland Capital Management, L.P. (“Highland”) with the Securities and Exchange Commission (“SEC”) on March 16, 2006. The statements from the letter are in bold, and substantiation for each statement, including the source of the substantiation, is contained in bullet points below each statement.
1.   “... Motient has been run by Steven Singer, Chairman of the Board of Directors, and a group of hand-picked insiders, which includes the other sitting directors, executive management and affiliated consultants and industry service providers, including Jerry Abbruzzese.”
•	Steven Singer has been a director at Motient Corporation (“Motient”) since May 2002 and Chairman of the Motient board of directors since June 2003.[1] According to SEC filings, Motient first entered into an agreement with Capital & Technology Advisors or its affiliate, Communication Technology Advisors (together, “CTA”) in May 2002 to provide consulting services to Motient.[2] CTA has been engaged by Motient for a variety of services since that date[3] and is still providing “ongoing operational consulting” related to Motient’s “core communications business.”[4] Since May 2002, several directors and officers of Motient and its subsidiaries have had a connection to CTA, Jared E. Abbruzzese and Steven Singer. According to Motient’s Form 10-K for the year ended December 31, 2005, Motient paid CTA $9.43 million in cash and stock in 2005.[5] CTA is still engaged by Motient as “consultants” and in November 2005, the monthly fee paid by Motient to CTA increased from $60,000 per month to $100,000 per month.[6]
•	CTA: With respect to CTA: (i) Abbruzzese, the Chairman of CTA, was a Motient director until June 20, 2003, and is a current director of both Mobile Satellite Ventures, L.P. (“MSV”) and TerreStar Networks, Inc. (“TerreStar”), which are subsidiaries of Motient;[7] (ii) Gerald S. Kittner, a Motient director, is a CTA advisor and consultant;[8] (iii) Christopher W. Downie, Motient’s Executive Vice President, Chief Operating Officer and Treasurer, was formerly affiliated with CTA as an independent consultant;[9] (iv) Peter Aquino, a former Motient director, was formerly a senior managing director of

[1]	See Motient’s website, available at http://www.motient.com/ci_board_of_directors.html (last viewed on April 5, 2006).

[2]	See page 112 of Motient’s Form 10-K for the year ended December 31, 2003.

[3]	See generally pages 84-85 of Motient’s Form S-1/A (Registration No. 333-121862) filed on November 15, 2005.

[4]	See Exhibit 99.1 to Motient’s Form 8-K filed with SEC on November 21, 2005.

[5]	See page F-34 of Motient’s Form 10-K for the year ended December 31, 2005.

[6]	See page F-34 of Motient’s Form 10-K for the year ended December 31, 2005.

[7]	See page 23 of Motient’s Schedule 14A filed on May 18, 2005; see page 3 of Motient’s Form 8-K filed on May 11, 2005; see also see also Tejas’ website, available at http://www.tejs.com/ir.aspx (last viewed April 6, 2006).

[8]	See page 23 of Motient’s Schedule 14A filed on May 18, 2005.

[9]	See page 23 of Motient’s Schedule 14A filed on May 18, 2005.
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CTA;[10] (v) Shawn O’Donnell, a director of MSV, is Chief Operating Officer of CTA;[11] and (vi) Barry Williamson, a Motient director, also served on the board of directors of Tejas Inc. (“Tejas”) until January 31, 2006, when he resigned from the Tejas board due to “other professional demands and personal reasons.”[12] (Tejas acquired CTA in July 2005.13)
•	CAI Wireless Systems, Inc. (“CAI Wireless”): Abbruzzese was the founder, Chairman and Chief Executive Officer of CAI Wireless.[14] From 1996 to 1999, Kittner was a senior vice president for legislative and regulatory affairs with CAI Wireless.[15]
•	Globix Corporation (“Globix”): Steven Singer has been a director of Globix since April 2002.[16] From December 15, 2002 through October 28, 2005, Steven Singer was chairman of the board of directors of Globix.[17] Steven Singer currently serves as the non-executive chairman of Globix.[18] Abbruzzese was a member of Globix’s board of directors, but resigned during the year ended September 30, 2003.[19] Raymond Steele, a member of the Motient board, has been a director of Globix since June 2003.[20] As of December 22, 2005, The Singer Children’s Management Trust, the trust for the benefit of Gary A. Singer’s (Steven Singer’s brother) children, was the beneficial owner of 4,331,010 shares of Globix common stock representing 8.76% of the outstanding shares.[21] In January 2004, Globix paid Steven Singer, then Globix Chairman, a success fee in the amount of $169,000 in connection with his work on the sale by Globix of certain of its property.[22] CTA provides consulting and business development services to Globix in exchange for a fee of $60,000 per month.[23] Additionally, under a letter agreement between Globix and CTA, Globix will negotiate in good faith for the payment to CTA of a success fee if Globix consummates a sale, merger or a similar transaction with CTA’s assistance.[24] Wayne Barr, Jr., who is currently a member of Globix’s board of directors, is the President of CTA.[25] CTA provided services to Globix since it emerged from bankruptcy in 2002.[26] The fee paid by Globix was $65,000 per month.[27] On May 15, 2005, CTA and Globix entered into a new consulting agreement under which CTA received a fee of $120,000 per month in exchange for assistance in the integration of Globix and NEON

[10]	See page 23 of Motient’s Schedule 14A filed on May 18, 2005.

[11]	See CTA website, available at http://www.ctadvisors.net/team.shtml (last viewed on April 5, 2006).

[12]	See page 10 of Motient’s Schedule 14A filed on May 18, 2005; see also Tejas’ Form 8-K filed on February 2, 2006.

[13]	See Form 8-K filed by Tejas on July 8, 2005.

[14]	See CTA website, available at http://www.ctadvisors.net/team.shtml (last viewed on April 5, 2006).

[15]	See page 9 of Motient’s Schedule 14A filed on May 18, 2005.

[16]	See page 8 of Globix’s Schedule 14A filed on January 27, 2006.

[17]	See page 8 of Globix’s Schedule 14A filed on January 27, 2006.

[18]	See Motient’s website, available at http://www.motient.com/ci_board_of_directors.html (last viewed on April 5, 2006).

[19]	See page F-29 of Globix’s Form 10-K for the period ended September 30, 2005.

[20]	See page 10 of Motient’s Schedule 14A filed on May 18, 2005; see also page 8 of Globix’s Schedule 14A filed on January 27, 2006.

[21]	See page 24 of Globix’s Schedule 14A filed on January 27, 2006.

[22]	See page 27 of Globix’s Schedule 14A filed on January 27, 2006.

[23]	See page 27 of Globix’s Schedule 14A filed on January 27, 2006.

[24]	See page 27 of Globix’s Schedule 14A filed on January 27, 2006.

[25]	See page 27 of Globix’s Schedule 14A filed on January 27, 2006.

[26]	See page 27 of Globix’s Schedule 14A filed on January 27, 2006.

[27]	See page 27 of Globix’s Schedule 14A filed on January 27, 2006.
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Communications, Inc., a company that merged with Globix (“NEON”) and other business and consulting services.[28] Effective January 15, 2006, the CTA fee was reduced to $60,000 per month for the remaining term of the consulting agreement, and the scope of services was also reduced.[29] For the fiscal years ended September 30, 2003, 2004 and 2005, CTA received $810,000, $827,000 and $1,272,000, respectively, in fees and expense reimbursements from Globix.[30] Barr, along with certain affiliates of CTA, holds warrants exercisable for 500,000 shares of Globix common stock at $3.00 per share through March 13, 2013, which warrants were purchased from Globix for $25,000.[31] Certain other current and former affiliates of CTA and their designees hold warrants purchased from NEON that were converted in the merger into the right to purchase 95,610 shares of Globix common stock at $4.75 per share expiring October 23, 2008 and warrants to purchase 111,545 shares of Globix common stock at $4.16 per share expiring December 3, 2007.[32]
2.   “... many of these individuals have for years used their web of intertwined relationships to line their pockets at the expense of stockholders of multiple companies.”
•	See the responses to statements #1 above and #3 below for substantiation related to this statement.
3.   “We point you to multiple situations where activities of members of this Singer/Abbruzzese Circle have raised questions: Cooper Companies, WSNet, CAI Wireless, and Leap Wireless.”
•	Cooper Companies, Inc. (“Cooper”): See the responses to statements #6 and #37 below for evidence substantiating this claim.
•	WSNet Inc. (“WSNet”): See the response to statement #38 below for evidence substantiating this claim.
•	CAI Wireless: CAI Wireless and certain individuals have been named in six class action lawsuits alleging various violations of the federal securities laws filed in the United States District Court for the Northern District of New York.[33] Abbruzzese, then Chairman and CEO of CAI Wireless, was one of the named individuals.[34] The SEC filings also indicated that a Memorandum of Understanding outlining a $3 million settlement had been signed by counsel to all parties to the litigation.[35]
•	Leap Wireless International, Inc. (“Leap Wireless”): Wayne Barr, Jr. (the current President of CTA) and Gerald Kittner (an advisor and consultant to CTA) both resigned

[28]	See page 27 of Globix’s Schedule 14A filed on January 27, 2006.

[29]	See page 27 of Globix’s Schedule 14A filed on January 27, 2006.

[30]	See page 27 of Globix’s Schedule 14A filed on January 27, 2006.

[31]	See page 27 of Globix’s Schedule 14A filed on January 27, 2006.

[32]	See page 27 of Globix’s Schedule 14A filed on January 27, 2006.

[33]	See Part II, Item 1 “Legal Proceedings” section of the Form 10-Q filed by CAI Wireless on August 16, 1999.

[34]	See Part II, Item 1 “Legal Proceedings” section of the Form 10-Q filed by CAI Wireless on August 16, 1999.

[35]	See Part II, Item 1 “Legal Proceedings” section of the Form 10-Q filed by CAI Wireless on August 16, 1999.
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as directors of Leap Wireless on December 30, 2004.[36] James D. Dondero, the founder and president of Highland (“Dondero”) serves as a director of Leap Wireless.[37] According to Dondero, both Barr and Kittner resigned from the Leap Wireless board after Leap Wireless declined to retain CTA for a financial advisory role.
•	Globix: See the response to statement #1 with respect to the “Globix” bullet point for evidence substantiating this claim.
•	Allegiance Telecom Inc. (“Allegiance”): Allegiance announced on May 14, 2003 that it was pursuing financial restructuring plans under Chapter 11 of the U.S. Bankruptcy Code.[38] According to Forbes, “[i]n 1995 Gary Singer, ex-cochairman of medical-device maker Cooper, got 28 months in jail for fraud, specifically for bribing a junk bond manager to get advance word of picks. [Gary] Singer is still dealing in debt, buying fallen bonds cheaply to get later equity or even control. Latest target: Allegiance Telecom, a Dallas-based local exchange carrier mired in Chapter 11. [Gary] Singer told management he was representing not only his own Romulus Holdings but ten hedge funds. His conviction bars him from public company management but, apparently, not arranging ownership. [Gary] Singer’s lawyer had little to say.”[39] From 1994 to 2000, Steven Singer was Executive Vice President and Chief Operating Officer of Romulus Holdings, Inc., a family-owned investment fund.[40] Romulus Holdings and its affiliates served on the Allegiance Creditor’s Committee and resigned from membership on such committee on January 20, 2004.[41] CTA served as “Industry and Technology Advisors to the Creditors Committee” of Allegiance during the bankruptcy process.[42]
4.   “The trail of irregularities, stockholder lawsuits, regulatory inquiries, accusations and suspicions indicate a pattern of behavior that we believe is being repeated at Motient ...”
•	See the response to statement #3 above for substantiation related to the first part of this statement. The second part of this statement (i.e., that Highland “believes” this behavior is being repeated at Motient) is the opinion of Highland.

[36]	See page 1 Item 5.02 of Form 8-K filed by Leap Wireless on January 6, 2005.

[37]	See page 2 of the Leap Wireless Schedule 14A filed on August 10, 2005; see also Leap Wireless website, available at http://phx.corporate-ir.net/phoenix.zhtml?c=95536&p=irol-govBoard (last viewed on April 5, 2006).

[38]	See Allegiance’s Form 8-K filed on May 15, 2003.

[39]	See article from Forbes available at http://www.keepmedia.com/pubs/Forbes/2003/07/07/180622?extID=10037&oliID=229 (last viewed on April 5, 2006).

[40]	See Motient’s website available at http://www.motient.com/ci_board_of_directors.html (last viewed April 5, 2006).

[41]	See page 13 of Exhibit 99.3 (Debtor’s Second Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code) to the Allegiance Form 8-K filed on July 7, 2004.

[42]	See page 14 of Exhibit 99.3 (Debtor’s Second Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code) to the Allegiance Form 8-K filed on July 7, 2004.
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5.   “... we note the following examples of particularly egregious conduct ...”
•	See the responses to statements #6 through #27 below for specific substantiation related to this statement.
6.   “Steven Singer’s brother, Gary Singer, was convicted of securities fraud in connection with his activities relating to Cooper Companies and has been permanently barred by the SEC from serving as an officer or director of a public company.”
•	Gary Singer has been permanently enjoined from acting as an officer or director of a public company.[43] Gary Singer was convicted of twenty-one counts, including RICO, money laundering and mail and wire fraud, in connection with Cooper.[44]
7.   “... Gary Singer offices with Motient’s Chairman ...”
•	Steven Singer serves as Motient’s Chairman.[45] Dondero is on the board of directors of American Banknote Corporation (“American Banknote”), where Steven Singer is also Chairman and Chief Executive Officer.[46] For purposes of attending an American Banknote board meeting, Dondero visited the American Banknote offices and personally witnessed Gary Singer and Steven Singer officing together in the American Banknote office building.
8.   “... [Gary Singer] has negotiated deals on Motient’s behalf ...”
•	An employee of Highland had a conversation with Gary Singer regarding the structure of Motient’s April 2005 offering of Series A Cumulative Convertible Preferred Stock (the “Preferred Stock”). Additionally, Highland has a copy of correspondence between Gary Singer and representatives of Highland showing that Gary Singer is apparently coordinating the issuance of the Preferred Stock. Dondero was also witness to those activities by Gary Singer, as Gary Singer sometimes attended and participated in Motient board meetings.
9.   “... [Gary Singer] has participated in Motient’s board meetings ...”
•	This statement was substantiated by Dondero, a former director of Motient, who indicated that Gary Singer participated in several Motient board meetings while Dondero was a director of Motient.
10.   “... [Gary Singer] has indirectly received over a million dollars in fees from Motient.”
•	In February 2005, CTA and certain of its affiliates were paid an investment banking fee of $3,709,796 in cash and stock in relation to the closing of Motient’s acquisition of certain interests in MSV.[47] This fee is equal to 1% of the aggregate consideration paid by

[43]	See page 1 of SEC Litigation Release No. 15278, dated March 10, 1997.

[44]	See page 1 of SEC Exchange Act Release No. 35082, dated December 12, 1994.

[45]	See Motient’s website available at http://www.motient.com/ci_board_of_directors.html (last viewed April 5, 2006).

[46]	See American Banknote’s website, available at http://www.americanbanknote.com/management.htm (last viewed on April 5, 2006).

[47]	See page 80 to Motient’s Form 10-K for the year ended December 31, 2004.
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Motient for those MSV interests.[48] Forty percent (40%) of this fee was paid to The Singer Children’s Management Trust, which is a trust established for the benefit of the children of Gary Singer, a former lender under the 2003 Term Credit Agreement and the brother of Steven Singer, Motient’s Chairman.[49] This amount was paid at the direction of CTA as compensation for the assistance Gary Singer provided to CTA in the transaction.[50]
•	In February 2005, Motient issued approximately 95,000 shares of restricted common stock, with a value of $2.8 million, to CTA in exchange for certain investment banking services undertaken pursuant to Motient’s acquisition of the MSV interests of the Telcom, Columbia and Spectrum entities.[51] CTA assigned approximately $1.1 million to Starrett Consulting, LLC, an entity controlled by Gary Singer, brother of Steven Singer, Motient’s chairman.[52]
11.   “Jerry Abbruzzese, a former director of Motient, has “milked” the stockholders by receiving excessive fees and warrants from Motient through non-arm’s length arrangements with his “advisory firm” (CTA).”
•	See the responses to statements #10 above (as they pertain to CTA) and #17 and #20 below for substantiation related to this statement.
12.   “At various times during the last three years, CTA has served as surrogate management to the purportedly “well-qualified” management team at Motient.”
•	Downie, Motient’s Executive Vice President, Chief Operating Officer and Treasurer and a former consultant with CTA,[53] is apparently the highest compensated employee and the highest ranking officer at Motient.[54] Per its website and SEC filings, Motient does not currently have a “Chief Executive Officer” or “Chief Financial Officer.” See also the first bullet point in the response to statement #1 above for further substantiation related to this statement.
13.   “... in February 2005 Motient paid a $3.7 million consulting fee to CTA and to a trust established for the benefit of the children of Gary Singer.”
•	See the response to statement #10 above for substantiation related to this statement.
14.   “Tejas, Inc. (“Tejas”), a financial advisory firm with limited investment banking qualifications, was engaged at CTA’s insistence to serve as placement agent for hundreds of millions of dollars in securities issuances by Motient.”
•	See the response to statement #15 below for substantiation related to the first part of this statement (i.e., that Tejas had limited investment banking qualifications). CTA has

[48]	See page 80 to Motient’s Form 10-K for the year ended December 31, 2004.

[49]	See page 80 to Motient’s Form 10-K for the year ended December 31, 2004.

[50]	See page 80 to Motient’s Form 10-K for the year ended December 31, 2004.

[51]	See page 18 to Motient’s Form 10-Q/A filed on March 30, 2006, for the period ended March 31, 2005.

[52]	See page 18 to Motient’s Form 10-Q/A filed on March 30, 2006, for the period ended March 31, 2005.

[53]	See Motient’s website, available at http://www.motient.com/ci_senior_management.html (last viewed on April 5, 2006).

[54]	See page F-37 of Motient’s Form 10-K for the year ended December 31, 2005.
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assisted Tejas Securities Group, Inc. with respect to due diligence matters in some of Motient’s private placements.[55]
•	With respect to the statement that Tejas was engaged at CTA’s insistence, in his capacity as a Motient director, Dondero personally witnessed CTA representatives insisting that Tejas serve as placement agent for Motient.
•	On April 7, 2004, Motient sold 4,215,910 shares of common stock at a per share price of $5.50 for an aggregate purchase price of $23.2 million.[56] In connection with this sale, Motient issued to Tejas Securities Group, Inc., its placement agent for the private placement, and certain CTA affiliates, warrants to purchase 600,000 and 400,000 shares, respectively, of its common stock.[57] The exercise price of these warrants is $5.50 per share.[58] The warrants are immediately exercisable upon issuance and have a term of five years. Motient also paid Tejas Securities Group, Inc. a placement fee of $350,000 at closing.[59]
•	On July 1, 2004, Motient sold 3,500,000 shares of its common stock at a per share price of $8.57 for an aggregate purchase price of $30.0 million to multiple investors.[60] In connection with this sale, Motient issued to certain affiliates of CTA and Tejas Securities Group, Inc., its placement agent for the private placement, warrants to purchase 340,000 and 510,000 shares, respectively, of its common stock.[61] The exercise price of these warrants is $8.57 per share.[62] The warrants are immediately exercisable upon issuance and have a term of five years.[63] Motient also paid Tejas Securities Group, Inc. a placement fee of $850,000 at closing.[64]
•	On November 12, 2004, Motient sold 15,353,609 shares of its common stock at a per share price of $8.57.[65] Motient received aggregate proceeds of 126,397,809, net of $5,182,620 in commissions paid to its placement agent, Tejas Securities Group, Inc.[66]
•	Tejas Securities Group, Inc. is a subsidiary of Tejas[67] and is sometimes referred to herein collectively with its parent as “Tejas”.
15.   “Prior to being engaged by Motient, Tejas earned less than $100,000 in annual investment banking revenues.”
•	Tejas earned $18,339,975 in underwriting and investment banking income in 2004. In 2003, Tejas earned $72,799 in underwriting and investment banking income.[68] (Highland

[55]	See page 44 of Motient’s Form 10-Q/A filed for the period ended September 30, 2004.

[56]	See page F-25 of Motient’s Form 10-K for the period ended December 31, 2005.

[57]	See page F-25 of Motient’s Form 10-K for the period ended December 31, 2005.

[58]	See page F-25 of Motient’s Form 10-K for the period ended December 31, 2005.

[59]	See page F-25 of Motient’s Form 10-K for the period ended December 31, 2005.

[60]	See page F-25 of Motient’s Form 10-K for the period ended December 31, 2005.

[61]	See page F-25 of Motient’s Form 10-K for the period ended December 31, 2005.

[62]	See page F-25 of Motient’s Form 10-K for the period ended December 31, 2005.

[63]	See page F-25 of Motient’s Form 10-K for the period ended December 31, 2005.

[64]	See page F-25 of Motient’s Form 10-K for the period ended December 31, 2005.

[65]	See page F-25 of Motient’s Form 10-K for the period ended December 31, 2005.

[66]	See page F-25 of Motient’s Form 10-K for the period ended December 31, 2005.

[67]	See Tejas Securities Group, Inc. website, available at http://www.tejassec.com/ (last viewed April 5, 2006).
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acknowledges that in 2002, 2001, and 2000 Tejas earned $335,663, $316,927 and $1,831,326, respectively, in underwriting and investment banking income.)[69]
16.   “Despite Tejas’ lack of investment banking experience, Motient paid the company over $17 million in cash fees primarily for marketing private placements to then-current stockholders.”
•	According to Tejas’ SEC filings, in 2004, it began to focus more attention on its investment banking efforts, particularly in assisting public companies to raise capital.[70] During 2004, Tejas had two investment banking clients that provided approximately 29% of Tejas’ total revenues.[71]
•	Motient received cash proceeds, net of $17.5 million in placement agent commissions and other fees (before escrowing a portion of the proceeds as required under the terms of the Preferred Stock) of approximately $391 million.[72] Of this $17.5 million in placement agent commissions, approximately $11.5 million was paid to Tejas.[73] This amount is in addition to the approximately $6.3 million paid by Motient to Tejas in fees and commissions for three other private placements (which are described in the response to #14 above). The total of these fees to Tejas is approximately $17.8 million. Sixty percent of the Preferred Stock sold by Motient in the April 2005 offering was purchased by investors that had previously participated in Motient’s 2004 private placements.
17.   “... Tejas and CTA have also received consideration from Motient having a current value, by our estimate, of more than $65 million.”
•	This estimated number is based upon (i) the estimated realized fees of CTA/Tejas, or approximately $25 million;[74] (ii) the estimated value of the unexercised warrants and options granted to CTA/Tejas, or approximately $26 million;[75] (iii) the estimated value of exercised warrants and options which were granted to CTA/Tejas, or approximately $14 million[76] (based on closing stock price of Motient common stock of $18.96 on March 16, 200677); and (iv) the fee paid to The Singer Children’s Management Trust, or $3,709,796.[78] The total of these estimated amounts is more than $65 million.
18.   “In 2004, Tejas granted warrants to Jerry Abbruzzese for services rendered (which were never disclosed to Motient’s full Board of Directors) ...”
•	On Abbruzzese’s Form 3 that he filed when he became a Section 16 reporting person at Tejas (i.e., when he became a director of Tejas upon Tejas acquiring CTA), he indicates

[68]	See page 19 of Tejas’ Form 10-K for the year ended December 31, 2004.

[69]	See page 19 of Tejas’ Form 10-K for the year ended December 31, 2004.

[70]	See page 2 of Tejas’ Form 10-K for the year ended December 31, 2004.

[71]	See page 6 of Tejas’ Form 10-K for the year ended December 31, 2004.

[72]	See page 19 of Motient’s Amendment No. 2 to Form 10-Q for the period ended June 30, 2005, filed on March 30, 2006.

[73]	See page F-27 of the Form 10-K filed by Motient for the period ended December 31, 2005.

[74]	Based on estimates of Highland derived from publicly-available information.

[75]	Based on estimates of Highland derived from publicly-available information.

[76]	Based on estimates of Highland derived from publicly-available information.

[77]	Based on the adjusted closing price of Tejas’ common stock on March 16, 2006, available at http://finance.yahoo.com/q/hp?s=MNCP.PK (last viewed on April 4, 2006).

[78]	See page 80 to Motient’s Form 10-K for the year ended December 31, 2004.
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that he owned options to purchase 100,000 shares of Tejas common stock, one-third of which were vested on November 8, 2004.[79] However, on a subsequent Form 4 filed by Abbruzzese, a footnote indicates that he elected to rescind these options.[80] Highland found no further public information with respect to these stock options. According to Dondero, a member of the Motient board of directors, the grant of these warrants to Abbruzzese was never disclosed to the full Motient board of directors.
19.   “... [Tejas] acquired CTA in mid-2005 for a reported $65 million.”
•	On May 9, 2005, Tejas entered into a binding letter of intent to acquire CTA. Under the terms of the letter of intent, Tejas would acquire CTA for approximately $65 million, consisting of approximately $60 million in restricted common stock and $5 million in cash.[81] Additionally, a recent BusinessWeek weblog described this transaction.[82]
20.   “By our calculation, it would appear to us that the Tejas/CTA acquisition allowed Mr. Abbruzzese to walk away with almost $30 million.”
•	According to a Form 4 filed by Abbruzzese on July 6, 2005, he “acquired beneficial ownership of 2,628,945 shares of Tejas common stock in exchange for Niskayuna Development LLC’s interest in Capital & Technology Advisors, Inc. pursuant to a merger agreement, dated as of July 1, 2005, by and among Tejas, Tejas Acquisition Corp., a wholly owned subsidiary of [Tejas] and Capital & Technology Advisors, Inc. pursuant to which Tejas Acquisition Corp. was merged with and into Capital & Technology Advisors, Inc. The merger agreement placed a value on the [Tejas] common stock of $19 per share.” This $19 valuation would place the total compensation received by Abbruzzese in the merger at $49,949,955. However, on July 1, 2005, the adjusted closing price Tejas common stock was $12.70,[83] placing the valuation of Abbruzzese’s shares acquired at $33,387,602.
21.   “Barry Williamson, also a current director of Motient, joined the Motient board in 2005 with little apparent relevant business or telecom experience.”
•	According to the Form 8-K which was filed by Motient on March 7, 2005 to announce Williamson’s election to the Motient board of directors, Williamson’s background does not include any telecom experience.

[79]	See Abbruzzese’s Form 3 filed with the SEC with respect to his Tejas holdings on July 6, 2005.

[80]	See Abbruzzese’s Form 4 filed with the SEC with respect to his Tejas holdings on December 5, 2005.

[81]	See page 18 of the Form 10-Q filed by Tejas for the period ended March 31, 2005.

[82]	See http://www.businessweek.com/the_thread/dealflow/archives/2005/12/motient_sicknes.html (last viewed on April 5, 2006).

[83]	Based on the adjusted closing price of Tejas’ common stock on July 1, 2005, available at http://finance.yahoo.com/q/hp?s=TEJS.OB&a=4&b=10&c=2004&d=2&e=31&f=2006&g=d& z=66&y=132 (last viewed on March 30, 2006).
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22.   “At the time of this appointment to the Board, [Barry Williamson] was a director of Tejas.”
•	At the time of Williamson’s election to the Motient board, he served on the board of Tejas.[84]
23.   "[Barry Williamson] continues to own hundreds of thousands of dollars in Tejas stock.”
•	Williamson was the beneficial owner of 51,066 shares of Tejas as of April 21, 2005.[85] On a Form 4 filed by Williamson on January 30, 2006 (the only Form 4 filed by Williamson after Tejas’ 2005 proxy statement) Williamson indicated that on January 26, 2006, he had received options to purchase 10,000 shares of Tejas common stock (at an exercise price of $7), 1/3 of which vested immediately. On March 16, 2006 the adjusted closing price of Tejas common stock was $9.00 per share.[86] Thus, based on SEC filings and the adjusted closing price of Tejas’ common stock on March 16, 2006, the value of Williamson’s equity holdings in Tejas on March 16, 2006 was $466,260 (his common stock holdings, plus the value of his vested options).
24.   “As a further example of insider deals, last November, Motient awarded its Chief Operating Officer, a former CTA employee, $2.3 million in Motient stock without disclosing a reason for the issuance.”
•	Downie, Motient’s COO, filed a Form 4 on November 23, 2005, indicating he had acquired 125,000 shares of Motient common stock on November 21, 2005, which shares are “subject to vesting upon the consummation of certain strategic events.” The adjusted closing price of Motient common stock on the pink sheets was $18.55 on November 21, 2005.[87] Thus, the aggregate value of these shares was $2,318,750. According to Motient’s website, from May 2002 to April 2003, Downie worked as a consultant for CTA.[88] At the time of issuance, no explanation was given for the award of shares to Downie.
•	Additionally, under Downie’s Amended and Restated Employment Agreement entered into as of November 21, 2005, effective as of March 8, 2006, Downie has the right to terminate his employment if he is required to work from a location not in the greater New York City area for an average of more than three days per week, including travel time to and from such location, over the course of any calendar month.[89] Motient’s headquarters are in Lincolnshire, Illinois.[90] This appears to be further evidence of insider dealings between Motient and CTA related parties.

[84]	See page 2 of the Form 8-K filed by Motient on March 7, 2005.

[85]	See page 13 of the Schedule 14A filed by Tejas on May 2, 2005.

[86]	Based on the adjusted closing price of Tejas’ common stock on March 16, 2006, available at http://finance.yahoo.com/q/hp?s=TEJS.OB (last viewed on March 30, 2006).

[87]	Based on the adjusted closing price of Motient’s common stock on November 21, 2005, available at http://finance.yahoo.com/q/hp?s=MNCP.PK&d=2&e=31&f=2006&g=d&a=9&b=7&c=2003&z =66&y=66 (last viewed on March 30, 2006).

[88]	See Motient website, available at http://www.motient.com/ci_senior_management.html. (last viewed on April 5, 2006).

[89]	See page 4 of Exhibit 10.43 to Motient’s Form 10-K for the period ended December 31, 2005.

[90]	See Motient’s website, available at http://www.motient.com/ci_contact_information.html (last viewed on April 5, 2006).
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25.   “It also appears that Jerry Abbruzzese and at least two other persons affiliated with CTA (including Gerald Kittner, a current director of Motient, and Shawn O’Donnell, the Chief Operating Officer of CTA) got sweetheart deals in connection with their designation by Motient as directors of the general partner of Mobile Satellite Ventures, LP (“MSV”) where they receive valuable options for MSV partnership units for their “service” as directors.”
•	Abbruzzese is a director at Tejas, the parent company of CTA.[91] Kittner is a current director of Motient.[92] Shawn O’Donnell is the Chief Operating Officer of CTA.[93] Motient Ventures Holding Inc., a subsidiary of Motient, is entitled to designate three directors of Motient Satellite Ventures GP Inc., the general partner of MSV (“MSV GP”).[94] Abbruzzese, Kittner, and O’Donnell are directors of MSV GP.[95] MSV GP Directors are eligible to participate in MSV’s Unit Incentive Plan.[96] Abbruzzese, Kittner and O’Donnell own options to purchase 162,500, 25,000 and 25,000 limited partnership units, respectively, in MSV.[97]
26.   “Because Motient owns approximately 45% of the interests in MSV’s general partner and approximately 40% of the interests in MSV, these options [to purchase MSV partnership units] are apparently given at the expense of Motient stockholders.”
•	Because the options referred to in the response to comment #25 were granted by MSV directly to Abbruzzese, Kittner and O’Donnell (i.e., in their individual capacities), the options necessarily will dilute Motient’s equity ownership in MSV and thus they were granted at the expense of Motient stockholders.
27.   “Similarly, members of Motient’s management (including Christopher Downie, Chief Operating Officer of Motient and a former employee of CTA) and other persons affiliated with CTA (including Messrs. Abbruzzese and O’Donnell) serve as directors of Terrestar Networks, Inc. (“Terrestar”), an entity recently spun-off by MSV to its limited partner. These persons are presumably also being similarly compensated for their “services” rendered at Terrestar.”
•	Downie, Abbruzzese and O’Donnell serve on the TerreStar board.[98]
•	Downie’s Amended and Restated Employment Agreement entered into as of November 21, 2005, effective as of March 8, 2006, indicates that Downie holds options to purchase shares of common stock of TerreStar which were granted pursuant to the TerreStar Networks Inc. 2002 TerreStar Incentive Plan.[99] There is no publicly available information as to whether Downie received these options in his capacity as director. However, (a) Highland has no reason to believe that TerreStar directors are not compensated in such capacity and (b) Motient has never indicated that Downie serves in any capacity for TerreStar other than as a director.

[91]	See CTA website, available at http://www.ctadvisors.net/team.shtml (last viewed on April 5, 2006).

[92]	See Motient website, available at http://www.motient.com/ci_board_of_directors.html (last viewed on April 5, 2006).

[93]	See CTA website, available at http://www.ctadvisors.net/team.shtml (last viewed on April 5, 2006).

[94]	See page 71 of Exhibit 99.1 to the Form 8-K filed by Motient on March 13, 2006.

[95]	See pages 63-64 of Exhibit 99.1 to the Form 8-K filed by Motient on March 13, 2006.

[96]	See page 66 of Exhibit 99.1 to the Form 8-K filed by Motient on March 13, 2006.

[97]	See page 69 of Exhibit 99.1 to the Form 8-K filed by Motient on March 13, 2006.

[98]	See page 3 of Motient’s Form 8-K on May 11, 2005.

[99]	See page 6 to Exhibit 10.43 to Motient’s Form 10-K for the period ended December 31, 2005.
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28.   “Current management continually makes mistakes, demonstrating their inability to take care of Motient’s business.”
•	Examples of these mistakes include (i) the Preferred Stock issuance in April 2005 that Motient attempted to correct in a subsequent Certificate of Correction and then an exchange offer (see response to comment #30 below); (ii) the fact that Motient has had to restate its financials, change auditors and has material weaknesses in its internal controls (see response to comment #29 below); (iii) the fact that Motient recently filed with the SEC a notification that it was unable to timely file its Form 10-K for the year ended December 31, 2005;100 (iv) the fact that Motient announced, then abandoned, the rollup transaction (see response to comment #33 below).
29.   “Motient recently has to restate its financial statements and replaced its auditors. Motient has also recently identified material weaknesses in its internal control over financial reporting.”
•	A Form 8-K was filed by Motient as it was going through a Chapter 11 reorganization in which Motient indicated “[w]e are currently completing the preparation of our financial statements for the period from May 1, 2002 to December 31, 2002. As soon as practicable after the completion of the Form 10-K, we plan on filing our reports on Form 10-Q for the quarters ended June 30, 2002, and September 30, 2002, which will include restated numbers for the prior comparable periods. Given the level of effort involved to restate prior numbers, however, it is likely that we will not file our annual report on Form 10-K for the year ended December 31, 2002 by the due date for such report, March 31, 2003.”101 (These problems continue for Motient, as in its most recent Form 10-K for the period ended December 31, 2005, Motient indicated that it was restating financial results for 2005.)
•	On April 17, 2003, Motient dismissed PricewaterhouseCoopers as its independent public accountant.102 PricewaterhouseCoopers and Motient had disagreed on certain accounting and auditing matters related to certain 2000 and 2001 transactions.103 On April 25, 2003 and March 2, 2004, Motient approved the engagement of Ehrenkrantz Sterling & Co. LLC as independent accountants.104
•	Motient’s Form 10-Q for the period ended September 30, 2004 states that “[Motient’s] internal controls may not be sufficient to ensure timely and reliable financial information.”105 Motient’s Form 10-K/A filed April 29, 2005 states that “As of the end of the period covered by this report (December 31, 2004), our disclosure controls and procedures were not effective because of the material weaknesses in internal control over financial reporting described below.”106 Again, these problems continue for Motient as in its most recent Form 10-K for the year ended December 31, 2005, Motient indicated it had a “material weakness in [its] internal control over financial reporting.”107

100	See Form 12b-25 Notice of Late Filing, filed by Motient on March 16, 2006.

101	See page 3 of the Form 8-K filed by Motient on March 14, 2003.

102	See page 55 of Motient’s Form S-1 (Registration No. 333-117147) filed on July 6, 2004.

103	See page 2 of Motient’s Form 8-K filed on April 23, 2003.

104	See page 57 of Motient’s Form S-1 (Registration No. 333-117147) filed July 6, 2004.

105	See page 22 of the Motient’s Form 10-Q for the period ended September 30, 2004.

106	See page 3 of Motient’s Form 10-K/A for the period ended December 31, 2004, filed on April 29, 2005.

107	See pages 75-76 of Motient’s 10-K for the period ended December 31, 2005.
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30.   “... management, with the assistance of Gary Singer, coordinated the issuance of illegal preferred stock in April 2005 ...”
•	Highland has a copy of correspondence between Gary Singer and representatives of Highland where Gary Singer is apparently negotiating on behalf of Motient with respect to Motient’s April 2005 Preferred Stock offering. See also the response to comment #8 above.
•	Motient stated that it was making the exchange offer with respect to the Preferred Stock issued in April 2005 to enable Motient to register the stockholders’ resale of the shares of Motient common stock issuable upon conversion of the Preferred Stock and to eliminate confusion regarding the voting rights and validity of the Preferred Stock.108 Motient also states that “[t]he Certificate of Designations for the Series A Preferred, as originally filed, mistakenly stated that the Series A Preferred was only entitled to vote to approve adverse changes to the rights of the Series A Preferred. Motient subsequently filed a Certificate of Correction to accurately set forth the voting rights of the Series A Preferred, which include the right to vote to elect two directors in the event of certain dividend arrearages or other defaults with regard to the Series A Preferred.”109 Highland has claimed and continues to claim that the issuance of the Preferred Stock was not granted in accordance with Motient’s organizational documents or Delaware law.110
31.   “... and then wasted corporate assets by conducting an exchange offer to attempt to cure the errors, which offer subsequently became the subject of a lawsuit by Highland, was scrutinized by the SEC and then amended by Motient.”
•	Motient commenced an exchange offer on September 27, 2005 by filing a Schedule TO-I with the SEC.111 In subsequent amendments to its Schedule TO-I, several references are made by Motient to the lawsuit filed by Highland. Counsel for Highland discussed Highland’s concerns about the exchange offer with a representative of the SEC. After that discussion, Motient amended its registration statement filed in connection with the exchange offer, and in the amendment, Highland’s concerns were addressed. In Motient’s Schedule 14A filed on March 27, 2006, Motient acknowledged that the SEC reviewed the exchange offer documents.112
32.   “Highland was the only investor to protest management’s transparent attempts to paper-over its errors.”
•	In a letter from Motient to the holders of its Preferred Stock, Motient stated that “[o]ne group of purchasers of the Series A Preferred (all related to Highland Management) has filed a lawsuit against Motient challenging the validity of the Series A Preferred and seeking rescission of their purchase on the basis of the confusion over the voting rights.”113 Highland is not aware of any other protests by Motient stockholders.

108	See page 1 of Exhibit 99.(A)(1)(A) to the Schedule TO-I filed by Motient on September 27, 2005.

109	See page 1 of Exhibit 99.(A)(1)(A) to the Schedule TO-I filed by Motient on September 27, 2005.

110	See Exhibit 99.3 to Schedule 13D/A filed by Highland with respect to Motient on September 7, 2005 (original petition filed by Highland).

111	See generally Schedule TO-I filed by Motient on September 27, 2005.

112	See page 2 of Motient’s Schedule 14A filed on March 27, 2006.

113	See Exhibit (a)(1)(E) to Amendment Number 1 to Motient’s Schedule TO-I filed on October 4, 2005.
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33.   “In addition, the recently abandoned, ill-conceived “roll-up” transaction that management attempted to push through in September 2005 sought to waste corporate assets and dilute Motient stockholders to the benefit of individual Board members and management.”
•	In its press release filed as an exhibit to a Form 8-K on February 2, 2006, Motient stated that it believed the previously announced roll-up transaction was unlikely to occur as contemplated or announced. That Highland states that the rollup would “waste corporate assets” is (i) an opinion and (ii) supported by financial projections completed by Highland (see the response to comment #34 below).
34.   “... Highland estimates that the misvaluations in the proposed roll-up could have ultimately cost existing Motient stockholders up to $250 million.”
•	Highland’s financial projections estimated that the misvaluation of TerreStar by Motient in connection with the proposed, now abandoned, roll-up could have ultimately cost existing Motient stockholders up to $250 million through dilution of their interests.114 The end result of the proposed roll-up would have been that existing equity owners of TerreStar would have been diluted by approximately 11%.115
35.   “Only after significant public pressure from Highland challenging the questionable valuation methodology did management finally drop this flawed proposal.”
•	In a letter to the Motient board, Dondero questions the valuation of the proposed roll-up transaction.116 Subsequent to this filing by Highland, Motient stated in a press release that Motient believed the previously announced roll-up transaction was unlikely to occur as contemplated or announced.117 Highland believes that Motient decided not to pursue the previously announced roll-up transaction due to the protests of Highland.
36.   “... several members of the current and past Board have a checkered history of alleged securities fraud, bankruptcy and SEC problems.”
•	See responses to statements #3, #6, #37, #38, and #39.

114	This number is an internally-generated estimate by Highland using market values and estimated projected values of TerreStar.

115	According to a presentation prepared by Apollo given to the Motient board of directors on July 29, 2005, under the proposed roll-up, Motient’s fully diluted ownership interest percentage in TerreStar would have declined from approximately 54.4% to approximately 43.3%.

116	See Exhibit 99.8 to Amendment No. 13 to the Schedule 13D filed by Highland with respect to Motient on January 30, 2006.

117	See press release attached to Form 8-K filed by Motient on February 2, 2006.
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37.   “Steve Singer was sued for securities fraud in the Cooper Companies scheme that led to his brother’s imprisonment and SEC sanctions.”
•	The SEC filed a civil action against Steven Singer on November 10, 1992 for federal securities law violations in connection with his involvement at Cooper.118
38.   “Jerry Abbruzzese was sued for securities fraud in connection with his involvement in CAI Wireless and is currently accused of defrauding yet another public company, WSNet.”
•	A lawsuit was filed against Abbruzzese alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934.119
•	Exhibit 99.5 to Amendment No. 5 to the Schedule 13D of Motient filed on September 7, 2005 is a copy of Plaintiff’s Fourth Amended Petition filed by the trustee of WSNet Holdings against, among others, Abbruzzese.
39.   “Gerald Kittner, a current director of Motient, was an executive officer of CAI Wireless before it filed for Chapter 11 and before it became subject to several securities fraud lawsuits.”
•	Kittner’s biography indicates he was previously a senior vice president for CAI Wireless.120 An 8-K filed by CAI Wireless describes Kittner as a Senior Vice President.121
•	CAI Wireless filed for bankruptcy on July 30, 1998; various securities lawsuits have been filed against CAI Wireless.122
40.   “Until Highland’s representative resigned from the Board, Highland was (to its knowledge) the only member of the Board or management that had a material amount of money, or possibly any money, invested in Motient.”
•	Based upon a review Section 16 reports filed with the SEC by Motient directors and Section 16 reporting officers since June 2003, it does not appear that any of member of the Motient board of directors or any Section 16 reporting officer of Motient purchased any shares of Motient’s common stock (other than the exercise of stock options which were granted to such person).123 Additionally, based on information Highland has with respect to such transactions, it appears that none of these people directly participated in any of the four “PIPE” transactions conducted by Motient as an issuer.

118	See page 5 of SEC Exchange Act Release No. 35082, dated December 12, 1994.

119	See Note 4 to the Consolidated Financial Statements to CAI Wireless’ Form 10-Q/A for the period ended December 31, 1998, filed on June 29, 1999.

120	See Motient website, available at http://www.motient.com/ci_board_of_directors.html. (last viewed on April 5, 2006).

121	See Form 8-K filed by CAI Wireless on January 23, 1998.

122	See notes 2 and 4 to the Consolidated Financial Statements in CAI Wireless’ Form 10-Q/A for the period ended December 31, 1998, filed on June 29, 1999.

123	See generally Motient’s Section 16 filings for the period referenced.
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41.   “... Highland discovered, revealed and openly challenged the continued malfeasance of the existing Board and management.”
•	Highland has filed numerous documents with the SEC and filed lawsuits against Motient and various other parties setting forth these allegations.
42.   “If not for Highland’s continuing to place a public light on the company and the Board, we are of the strong belief that this Singer/Abbruzzese Circle would have escalated its looting of Motient.”
•	This statement represents an opinion of Highland based on the responses to statements #10, #11, #16, and #17.
43.   “... long trail of Singer/Abbruzzese mismanagement that continues to affect Motient and its stockholders.”
•	See response to statement #3 above for substantiation for the “long trail” portion of this statement. Most of the responses in this document show how Highland believes the mismanagement of Motient continues to affect Motient and its stockholders.
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